Exhibit 11

              STATEMENT REGARDING COMPUTATION OF EARNINGS PER SHARE

Basic income (loss) per share is computed by dividing the net income (loss) by the weighted-average common shares outstanding in the reporting period. Diluted income (loss) per share reflects the potential dilution that could occur if holders of warrants and options that are not antidulitive convert their holdings into common stock. Antidulitive options and warrants were excluded from the calculation.